February 14, 2013

VIA EMAIL AND MAIL
Michael R. Clampitt, Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	China Commercial Credit, Inc.
Confidential Draft Registration Statement on Form S-l
Amendment No. 1
Submitted November 9, 2012
CIK No. 0001556266

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 11, 2012, regarding the Company’s Confidential Draft Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”) submitted on November 9, 2012. A marked version of the proposed Amendment No. 2 to the Form S-1 (the “Amendment No. 2”) is enclosed herewith reflecting all changes from the Form S-1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form S-1
General

1.	Please provide the staff with a legal analysis as to why your company and WFOE are not listed as co-registrants.

CCC owns 100% of the capital stock of Wujiang Luxiang Information Technology Consulting Company, Ltd. (“WFOE”) indirectly through CCC International Investment Ltd, a company incorporated under the laws of British Virgin Islands (the “CCC BVI”) and CCC International Investment Ltd, a company incorporated under the laws of Hong Kong (the “CCC HK”).  Please refer to the revised disclosure with regard to the Company’s corporate structure on page 5 of Amendment No. 2.

2.	Revise to leave unchecked the Rule 415 box on the registration cover page or advise us as to why the box is checked.

We have revised the cover page to leave the Rule 415 box unchecked.

Cover Page

3.
Please note that this amendment should have been filed electronically. Future amendments must be made via the EDGAR system. In addition, this filing should have been marked as an amendment. Please mark your next amendment as Amendment Number 2.

We have marked this amendment as “Amendment No. 2” and filed Amendment No. 2 on EDGAR along with this response letter.

4.
Confirm to the staff that you have not and will not circulate the Prospectus until the pricing information is disclosed. See the Instructions to Item 501(b)(3) of Regulation S-K. Revise to add the underwriters to the cover page and indicate who will be the lead underwriter.

We hereby confirm that we will not circulate the Prospectus until the pricing information is disclosed.  We have also revised the cover page of the Prospectus to include the name of the lead underwriter.

5.	Revise the first paragraph to disclose that you have applied for listing. In addition, please advise when FINRA has approved your filing.

Please be advised that we have not, as of yet, applied for listing on any exchange, including the NASDAQ. We intend to apply for listing with NASDAQ before the Form S-1 becomes effective. Further, we will advise you when FINRA has approved our filing.

6.	Please move all of the disclosures on page 2 to elsewhere in the Prospectus and also revise your Summary in the Prospectus to:

• Describe how and when a company may lose emerging growth company status;

• Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
• State your election under Section 107(b) of the JOBS Act:
o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We have moved all of the disclosure on page 2 of the Form S-1 to the section called “Emerging Growth Company Status” in the Prospectus Summary on page 7 and Risk Factors related to our emerging growth company status on page 32 of Amendment No. 2.

7.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

As of the date of Amendment No. 2, we did not nor did we authorize anybody on our behalf to present any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. In addition, as of the date of Amendment No. 2, there are no research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

Table of Contents, page 4

8.	Revise the numbering to be correct. Note that page numbers should be consecutive throughout the prospectus.

We have revised the numbering in Amendment No. 2.

Prospectus Summary
The Company
General, page 6

9.
Revise the first paragraph to disclose the source for the information that you are one of eleven and the date of the information. In addition, define what you mean by SME, e.g., assets under $X, revenues under $X, etc.

We have removed the language that we are one of the eleven microcredit lenders in the prospectus summary.  Disclosures with regard to the source and date of such information are set forth on page 69 of Amendment No. 2.  In addition, we have further defined what we mean by SMEs on page 56 of Amendment No. 2.

10.
Revise the second paragraph to clearly state the name of the entity that was established on November 28, 2009, and the date it began operations. In addition, disclose clearly if this is a regulated entity in China and the name of the regulators.

There was no entity established on November 28, 2009.  We have revised the disclosure in the third paragraph to clarify that Wujiang Luxiang was established on October 21, 2008 under the Circular No. 23, and certain Jiangsu provincial regulations, which are further described on page 72 of Amendment No. 2. These regulations allowed for the establishment of a new type of financial vehicle that is permitted to lend to small-to-medium sized business, farmers and individuals.  Wujiang Luxiang is subject to supervision and regulation by the Finance Office of Jiangsu provincial government, among other regulatory authorities, as disclosed on page 71 of Amendment No. 2.

11.
Revise the bottom half of the second paragraph to clearly state the entity making the loans and providing the guarantees. In addition, disclose more details, such as, loan terms, for how long, guarantees, for what purposes, and other material information about their operations. Finally, disclose the total asset figures of the entity making the loans for the years ended December 31, 2011 and 2012.

The language in Amendment No. 2 has been revised so that the fifth paragraph now clearly states Wujiang Luxiang is the entity making the loans and providing the guarantees. We have provided additional disclosure regarding the loan terms, interest rate, type of loans, guarantees, outstanding balance as of December 31, 2011 and September 30, 2012 and other material information about Wujiang Luxiang’s operations starting from page 60 of Amendment No. 2.

12.	Please provide us supplementally with the complete documents and circulars referenced in the second paragraph on page 6, and English translations of the same.

We have provided supplementally the complete texts of Circular No. 23, Jiangsu Document No. 142 and Jiangsu Document No. 132 and the unofficial English translation of these three regulations.

Corporate Structure, page 6

13.
Revise the first paragraph to name the VIEs and disclose how much of Wujiang Luxiang each one owns. In addition, file all agreements as exhibits, particularly the VIE agreements with WFOE and China Commercial. In addition, add the name of WFOE.

We have revised the Corporate Structure disclosure on page 5 of Amendment No. 2 to clarify that the name of the VIE is Wujiang Luxiang Rural Microcredit Co. Ltd. (“Wujiang Luxiang”), which is exclusively controlled by Wujiang Luxiang Information Technology Consulting Co. Ltd. (“WFOE”) through a series of contractual arrangements, or the so-called VIE Agreements.  In addition, we have filed all necessary agreements as exhibits to Amendment No. 2.

14.	Revise the second paragraph to disclose when Wujiang Luxiang received their license and if it is still current in its licensing requirements.

We have revised the Corporate Structure disclosure on page 5 clarifying that Wujiang Luxiang was established on October 21, 2008 on which date it received its business license.  Based on the legal opinion from Da Cheng Law Offices, the Company’s PRC counsel, Wujiang Luxiang’s business license is in full force and effect on the date hereof and it has obtained all necessary government authorizations to carry out its current business as described in Amendment No. 2.

15.	Revise to file the agreements as exhibits for the three bullets on page 7 and expand the bullets to clearly describe how the agreement accomplishes what the bullet reflects.

We have filed the forms of Exclusive Business Cooperation Agreement, Share Pledge Agreement, Exclusive Option Agreement, Power of Attorney and Timely Reporting Agreement, or the so-called “VIE Agreements”, as exhibits to Amendment No. 2. Each of the VIE Agreements are described on page 58 and page 59 of Amendment No. 2 to explain how Wujiang Luxiang is exclusively controlled by WFOE and how WFOE receives substantially all the economic benefits of Wujiang Luxiang.

16.
We note that Wujiang Luxiang's financial statements disclose on page F-4 that 300,000,000 shares are outstanding, underlying almost $95 million in equity. Revise here to explain how they will no longer derive any economic interest in that entity even though they are shareholders.

The existing shareholders Wujiang Luxiang do not derive an economic interest in that entity because through the VIE Agreements all of the economic interest goes to the shareholders of CCC.  The ultimate equity owners of Wujiang Luxiang, who are 16 PRC individuals, exchanged their interests in 16 BVI entities for common stock of CCC through certain share exchange agreements entered into on August 7, 2012.  Therefore, the 16 PRC individuals derive economic interest only through shares of common stock of CCC that they own.

17.	With regard to the chart on page 8, revise to show when these entities were established and the percentage ownership of the party below each party on the chart.

In response to the Staff’s comments, we have revised the Corporate Structure chart and relevant disclosure on page 5 of Amendment No. 2.

18.
We note that Wujiang and your company plan to be able to end your relationship upon 30 day's notice. Given this situation, address the mechanics and likelihood of purchasers in this offering being able to recover from Wujiang if it were to terminate the relationship.

We have revised the description with regard to the Exclusive Business Cooperation Agreement to clarify the disclosure.  The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOE with 30-days prior notice. Wujiang Luxiang does not have the right to terminate the agreement.

19.
We note that this amendment, beginning at the top of page 6, frequently provides information for Wuijang as if you are describing China Commercial. Please revise to provide the separate information needed for each company. This includes, but is not limited to, organization, operations, management, financing, ownership and the like.

As described in the revised Corporate Structure disclosure in Amendment No. 2, CCC, through CCC BVI, CCC HK and WFOE, exclusively controls Wujiang Luxiang and receives all the economic benefits of Wujiang Luxiang through the VIE Agreements.  Therefore, we believe Wujiang Luxiang shall be deemed a variable interest entity, or VIE.  The disclosure of organization, operations, management, financing, ownership and the like of CCC is on a consolidated basis and includes its consolidated VIE, Wujiang Luxiang.

Business Strategy, page 8

20.	Revise the first paragraph to explain how the capital base will be increased without any capital investment or revise to indicate a capital investment will be made and provide the details.

We have revised the first paragraph to clarify that the capital base will be increased by transferring cash generated from operations and by reinvesting part of the proceeds from this offering.

21.
On page 24 you disclose the fundraising you have already done. Please clarify whether these funds have already been transferred to Wujiang. If so, explain how this was done given that your corporate structures and agreements are not yet complete.

The capitalization table on page 38 relates to CCC.  None of the referenced funds have been transferred to Wujiang Luxiang as of the date hereof. Amendment No. 2 has been amended to clarify this disclosure.

22.
Revise the second paragraph to disclose the regulator that sets these limits and disclose the registered capital as of the most recent practicable date and how it is measured, e.g., invested capital and retained earnings, etc.

We have revised the second paragraph to disclose the regulator that sets these limits. We have also revised the disclosure to state the amount of registered capital of Wujiang Luxiang as of September 30. 2012.  Under PRC laws, the registered capital refers to the total amount of equity investment made by the shareholders. Once the registered capital is established, it cannot be used for purposes beyond the approved business scope of the entity.

23.
Revise the last paragraph to provide the material details of the Letter of Intent. Additionally, revise to disclose if there are any other plans, arrangements and/or understandings to acquire any other entities.

The referenced non-binding letter of intent has no concrete terms of acquisition since we are still in the very early stage of negotiation and there can be no assurance that we will enter into any definitive agreement. Therefore, we have determined to remove all references to the non-binding letter of intent from Amendment No. 2.

Competitive Strengths, page 9

24.	Revise to disclose the strengths for both China Commercial and Wujiang and include for each the following information:

•	The number of employees for each entity and the number of locations;

•	The number of employees with previous bank management experience and describe that experience; and

•	Whether or not the "stable relationships" include any written understandings. If so, file as exhibits.

The disclosure of competitive strengths is for CCC and its consolidated entities, including Wujiang Luxiang.  We have added a section titled “Employees” in the business discussion on page 74 of Amendment No. 2, where we have included disclosure in response to the Staff’s comments.

With regard to our competitive strength that we have stable referrals of business, there is no written understanding between us and the state-owned and provincial banks where they are obligated to refer any lending business to us.  However, we have established guarantee cooperation relationships with China Construction Bank, Agricultural Bank of China, Bank of Communications, China CITIC Bank, Agricultural Commercial Bank and Jiangsu Bank pursuant to which these banks previously have accepted us as guarantors for third party loans. We will file an unofficial English translation of one of these agreements in the next amendment to Form S-1.

Corporate Information, page 10

25.	Revise to disclose if this is the principal office of Wujiang and China Commercial.

We hereby confirm that this is the principal office of Wujiang Luxiang, which is the only operating entity of CCC.

The Offering, page 11

26.	Revise to indicate this information is for China Commercial.

The disclosure in Amendment No. 2 has been revised to clearly indicate that the securities being offered in this offering are the securities of CCC and therefore the related information is for CCC.

Summary Condensed Financial data, page 12

27.	Revise to indicate the data is for Wujiang Luxiang Rural Microcredit Co. and label each applicable page as such. In the next amendment, also include the data for China Commercial.

The disclosure of Summary Condensed Financial Data in Amendment No. 2 has been amended to clarify that the data is for Wujiang Luxiang. As CCC had no operations during the periods included in the financial statements, other than stock issuances for $323,561 and organizational costs and professional expenses equal to $244,235, we have included the financial statements of Wujiang Luxiang, the only operating entity of CCC.

Risk factors, page 1

28.	Revise the preamble to indicate all material risks are discussed below.

We have revised the preamble to indicate all material risks are discussed.

29.
Some of your risk factors make statements regarding your ability to provide assurances, predictions or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of the particular risk is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances, predictions or guarantees.

We have revised the risk factor disclosures in response to the Staff’s comments.

Use of Proceeds, page 20

30.	Revise to disclose how China Commercial will use the capital.

We have provided expanded disclosure in the Use of Proceeds section in Amendment No. 2 in response to the Staff’s comment.

Capitalization, page 24

31.	Revise to add the capitalization of China Commercial and label each company's capitalization.

The disclosure has been clarified in Amendment No. 2 to more clearly state that the capitalization is for CCC, as that is the entity issuing the securities in the offering.

Dilution, page 25

32.	Revise to provide dilution information for China Commercial.

The disclosure has been clarified in Amendment No. 2 to more clearly state that the dilution is for CCC, as that is the entity issuing the securities in the offering.

Selected Condensed Financial and Operating Data, page 27

33.	Revise to add the same data for China Commercial.

As CCC had no operations during the periods included in the financial statements, other than stock issuances for $323,561 and organizational costs and professional expenses equal to $244,235, we have included the financial statements of Wujiang Luxiang, the only operating entity of CCC.

Business, page 49

34.
For each type of lending done by Wujiang, please set out the number of loans, typical dollar amount of each loan, total dollar amount of all such loans, and typical collateral provided. Reconcile this information with the related party lending described at the top of page 74. Describe those related party loans and any other unusually large loans in some detail. Also describe the approval process for that type of lending.

In response to the Staff’s comments, we have provided additional detailed disclosures starting from page 60 of Amendment No. 2.

Structure, page 60

35.
Please revise to clearly set out the individual, key persons who have organized, manage and control Wujiang, China Commercial. Disclose their level of control of each company. Address how China Commercial and Wuijang came to be associated. Note also for your intermediary parties. In this regard, please disclose whether this arrangement is unique and whether you are aware of any other foreign investment in Chinese microcredit - by this or any other means.

We have expanded the disclosure in the Corporate Structure section to describe the founders, management and shareholders of Wujiang Luxiang and CCC, respectively, and the Share Exchange Agreements entered into between CCC, and the shareholders of 16 BVI entities controlled by Wujiang Luxiang Shareholders.

While we are not aware of any other Chinese microcredit businesses becoming a U.S. public company or in the process of getting its securities registered in the U.S. through such VIE structure, there are many Chinese companies that have become public companies in the U.S. through such VIE agreements.

Contractual Arrangements, page 62

36.	We note that some of your exhibits have been filed in draft form, while the others are not filed at all. Please provide completed exhibits with your next amendment so that we can review them.

As requested by the Staff, we have included the forms of each of the VIE Agreements as exhibits to Amendment No. 2. Each of the 13 Wujiang Luxiang shareholders signed the same forms of agreements.

Directors and Executive officers, page 68

37.	Revise to add disclosures for the Directors and Executive Officers of China Commercial.

The language in Amendment No. 2 has been revised to clarify that the disclosures are for the individuals who will be the Directors and Executive Officers of CCC at the consummation of the offering.

Financial statements, page F -1

38.	Revise to also include the financial statements of China Commercial in the next amendment.

As CCC had no operations during the periods included in the financial statements, other than stock issuances for $323,561 and organizational costs and professional expenses equal to $244,235, we have included the financial statements of Wujiang Luxiang, the only operating entity of CCC.

Recent Sales, page II-2

39.	Revise to disclose the gross and net proceeds, as well as the exemption used for the issuance and the facts relied upon to make the exemption available.

We have provided revised disclosures in response to the Staff’s comments.

General – Accounting

40.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X. Additionally, please also provide an updated consent from your independent accountants in your next amendment.

The financial statements for the nine-month period ended September 30, 2012 have been included in Amendment No. 2. Additionally, the updated consent from the independent accountants is included in Amendment No. 2.

41.
We note that you have included audited financial statements of Wujiang Luxiang Rural Microcredit Co. Ltd. (Wujiang Luxiang) as your operating entity. Based on your corporate structure disclosures beginning on page 60 and elsewhere in the filing, it appears that none of the contractual arrangements with Wujiang Luxiang and its shareholders, your wholly-owned subsidiaries and VIEs referenced in the filings have been consummated. Please tell us the current status of these arrangements, and in their absence, how you determined that you have control over Wujiang Luxiang at this time. We will have further comments.

As described in the revised Corporate Structure disclosure in Amendment No. 2, CCC, through CCC BVI, CCC HK and WFOE, has exclusively controlled Wujiang Luxiang and received all the economic benefits of Wujiang Luxiang through the VIE Agreements since September 26, 2012, when the VIE Agreements were executed.

Other Non-Interest Income, page 37

42.
Please revise to more fully explain the loan loss subsidy received from the Jiangsu Provincial government totaling $418,503 and $623,345 during the fiscal years ended December 31, 2010 and 2011, respectively. Specifically, please tell us and revise your filing to provide a discussion of how these amounts are determined, why this is considered a loan loss subsidy, and information related to any other payments received from the Jiangsu Provincial government, as applicable.

The term “loan loss subsidy” was an incorrect translation of the Chinese term. The correct translation is “government incentive” or “government subsidy”. We have revised the relevant disclosures in Amendment No. 2 in response to the Staff’s comments.

Our Services, page 52

43.
We note your disclosure that 73.5% of your borrowers apply for a new loan upon the termination of their initial loan. We also note disclosure on page 58 that 73.5% of loans are being extended or rescheduled before they become due. Please tell us and revise to reconcile these two statements.

We have revised the disclosure to state that, as of September 30, 2012, renewed loans constituted 77.52 % of our total outstanding direct loan balance and the extended loans constitutes 1.12 % of our total outstanding direct loan balance.

Secured Loans, page 53

44.
We note from disclosure on page F-36 that you have both collateral loans and pledged loans as of June 30, 2012. However, we are unable to understand the differences between these two loan types based upon your current disclosure on page 53. Please tell us and revise your filing accordingly.

We have provided expanded disclosure on page 60 of Amendment No. 2 to better describe the four types of direct loans we provide, i.e. guarantee-backed loans, collateral-backed loans, pledge-backed loans and unsecured loans.

Loan Application Procedures, page 54

45.
We note your disclosure that in 2011 only 1.94% of loan applications submitted were denied. Please revise to include similar disclosures for year-to-date 2012 along with a discussion of the reasons for such a low denial rate.

We have included revised disclosure on page 64 in Amendment No. 2 in response to the Staff’s comments.

Defaults and Allowance for Loans Losses, page 57

46.
We note your accounting policy disclosures related to your allowance for loan losses. Based upon the fact that 93.6% of your loans are considered "pass" as of June 30, 2012 and you have no impaired loans or write-offs against the allowance for loan losses for any period presented, it appears that your allowance for loan losses is maintained at 1% of your outstanding loan balances pursuant to P.R.C. law and not based upon the loan classification system pursuant to Circular No. 23 issued by the China Banking Regulatory Commission. We further note your disclosure on page F-10 that you use a homogenous pool approach utilizing qualitative factors and that resulted in 1% of loan balance being provided as allowance for loan losses. Please tell us and revise your filing to clearly disclose how you are calculating your allowance for loan losses based upon probable losses inherent in the loan portfolio in accordance with U.S. GAAP as of each balance sheet date.

We believe the measurements we used in the calculation of loan loss reserves pursuant to the applicable PRC laws take into consideration probable losses inherent in the loan portfolio in accordance with U.S. GAAP.  We have included revised disclosure on page 67 and F-7 of Amendment No. 2 to describe how we calculate our allowance for loan losses for the direct loan business and the guarantee business in accordance with our understanding of the applicable PRC regulations.

47.
If you are solely utilizing a homogenous pool approach, please revise to significantly increase your disclosure of how you determine the collectively assessed loan loss reserve. Specifically disclose how loans with similar characteristics are grouped to be evaluated for loan collectability (such as loan type, past-due status, and risk); how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which you evaluate loss experience; and descriptions of qualitative factors (e.g., industry, geographical, economic, and political factors) that have affected loss rates or other loss measurements. Also, please revise your MD&A to explain in detail the period-to-period changes in your general allowance.

We have included revised disclosure in the section titled “Allowance for Loan Losses” on page 67, in the MD&A on page 55 and in footnote 2 on page F-7 in Amendment No. 2.

48.
We also note that you have various policies and procedures in place to monitor exposure to credit risk, including but not limited to, a formal risk rating process, periodic loan delinquency reporting, periodic loan file reviews, financial updates from and visits to borrowers, and established past-due loan collection procedures. Please tell us and revise your filing here and in other relevant sections of your filing to provide an in-depth understanding the timing and frequency of these policies and procedures used to monitor credit risk.

We have provided revised disclosures on pages 65 and 66 in Amendment No. 2 with regard to our risk management policies and procedures in response to the Staff’s comments.

Loan Extension or Rescheduled, and Renewal, page 58

49.	We note your disclosures related to loan extensions and rescheduled loans. Please tell us and revise your filing to address the following:

•
Given your disclosure that loan extension applications are filled out when a borrower has difficulty repaying a loan, explain how you determined whether or not these loan extensions and/or rescheduled loans met the definition of a troubled-debt restructuring pursuant to ASC 310-40-15-5. If these are considered troubled-debt restructurings, please provide all of the disclosures required by ASC 310-40-50;

In response to the Staff’s comments, we have included revised disclosure in footnote 7. We allow a one-time only loan extension up to the original loan term. The principal remains the same; the new interest rate on the extended loan will be the current interest rate on the date of extension and debtors must be current on interest payments during the period prior to extension. Hence, in accordance with ASC 310-40-15-5, there is no concession granted to the debtor.

•	Explain how you take into consideration the existence of guarantors in determining whether or not to classify these loans as troubled-debt restructurings; and

In determining whether or not to classify loans as troubled-debt restructurings, we take into consideration the fair value of the existing collateral and the financial position of the guarantor.  We approve loan extensions only if the loan is secured by sufficient collateral or guaranteed by an acceptable guarantor, who has to agree to continue to provide the guarantee for the extended term. Prior to approving the loan extension application, we re-assess the fair value of the collateral or the financial strength of the guarantor.

•
We note disclosure that 73.5% of your loans are being extended or rescheduled before they become due. Please separately quantify the number of and amount of loans extended from those rescheduled for each period presented.

We have revised the disclosure in Amendment No. 2 to reflect that, as of September 30, 2012, extended loans constituted 1.12% of our total outstanding direct loan balance.

Business Strategy, page 59

50.
We note your disclosure that you have entered into a non-binding letter of intent but not a definitive agreement to acquire a small business lender in Jiangsu Province. Please revise the relevant sections of your filing (i.e. risk factors, subsequent event footnote disclosures, etc.) to disclose this potential acquisition more prominently and also provide an update as to the current status of this acquisition.

As previously stated in our response to Comment No. 23, we have determined to remove all references to the non-binding letter of intent from Amendment No. 2.  The negotiations are still at a very preliminary stage and there can be no reasonable assurance that a definitive agreement will be entered into.

Preferred Stock, page 78

51.
We note disclosure that as of October 22, 2012, there were 845 shares of "blank check" preferred stock issued and outstanding. We also note disclosure on page 79 that you have 845 shares of preferred stock outstanding which is preceded by a discussion of Series A Convertible Preferred Stock. Please clarify the type of terms of the preferred stock that is currently outstanding, describe in more detail the terms of the conversion of these preferred stock into common stock, and consider providing a risk factor regarding the automatic conversion feature along with a discussion of potential dilution considerations to potential investors in your common stock offering.

We have revised the disclosure in Amendment No. 2 to describe the terms of the two classes of preferred stock of CCC outstanding, the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, in more detail.

Independent Auditors Report, page F-2

52.
We note the reference made by your independent auditors to their audit being conducted in accordance with both generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Please revise the independent audit opinion to remove reference to the Auditing Standards Board to comply with the audit opinion requirements pursuant to the PCOAB's Auditing Standard No. 1.

A revised independent audit opinion is provided in Amendment No. 2.

Note 2. Summary of Significant Accounting Policies, page F-8

(k) Financial Guarantee Service Contract page F-12

53.
We note your accounting policy disclosures related to your allowance for guarantees. Based upon the fact you have not recorded any write-offs or recoveries against the allowance for guarantees for any period presented and disclose on page F-19 that you have recovered 100% of all payments made on behalf of guaranteed customers for each of the last two fiscal years, it appears based upon your current disclosure and financial statements that your allowance for guarantees is determined entirely by 1% of your outstanding contract amounts. Please revise your filing accordingly to unequivocally state this fact as it does not appear that you are calculating your allowance for guarantees based upon the qualitative considerations you disclose (i.e. actual defaults, estimated future defaults, historical loss experience, economic conditions, etc.) and therefore not in accordance with U.S. GAAP as of each balance sheet date as required by ASC 460-10.

We follow the same “Five-Tier Principal” in our measurement of reserve for the guarantee business as we do for our direct loan business. Our calculation indicates the allowance for guarantees calculated based on the qualitative factors set forth in the “Five-Tier Principal” is less than 1% of the total outstanding guarantee portfolio for the fiscal year ended December 31, 2011 and the first nine months ended September 30, 2012. As such, the reserves we made for guarantee business is 1% of the total outstanding guarantee portfolio in those periods, which is the higher amount during these periods. We review the loss reserve on a quarterly basis.

54.
As a related matter, we note disclosure on page 66 that your guarantee risk reserve consists of 1% of the year-end balance of your guarantee business and 50% of the income generated by your guarantee business. Please reconcile this statement with your disclosure on page F-13 which states that your guarantee risk reserve is based only on 1% of the year-end contract amounts.

In our guarantee business, we are required to set aside reserves consisting of no less than 1% of the total outstanding balance of loans we guaranteed at the end of fiscal year and 50% of the income generated by our guarantee business during the fiscal year to cover probable loss.  The reserve of 50% of the income is applicable only to commission income not received during the period.  Since it is our standard practice to receive the guarantee fee in full in advance when the guarantee is made, we don’t think we are exposed to any risk with regard to receipt of such income. Therefore, we did not set aside any reserve based on the 50% of the commission income.

Loans Receivable, page F-17

55.
You state in note two on page F-14 that the disclosures required by ASU No. 2010-20 are effective for annual reporting periods ending on or after December 15, 2011. However, we are unable to locate these required disclosures in your filing which include financial statements for the year ended December 31, 2011 and subsequent interim periods. Please revise your filing to include all of the following disclosures differentiated by portfolio segments and classes of financing receivables, as applicable.

• Disaggregate your loan portfolio by clearly disclosing your loan portfolio segments in accordance with ASC 310-10-55-21 and your classes of financing receivables in accordance with ASC 310-10-55-16 and 310-10-50-17;

In response to the Staff’s comment, we have included revised disclosure in Footnote 5.

• A roll forward of the allowance for loan losses by portfolio segment as required by ASC 310-10-50-11B(c);

In response to the Staff’s comment, we have included revised disclosure in Footnote 6.

• Your policy for determining past due or delinquency status as required by ASC 310-10-50-6(e);

In response to the Staff’s comment, we have included revised disclosure in Footnote 2f.

• The recorded investment in nonaccrual financing receivables as required by ASC 310-10-50-7(a);

In response to the Staff’s comment, we have included revised disclosure in Footnote 5.1.

• The recorded investment in financing receivables past due 90 days or more and still accruing as required by ASC 310-10-50-7(b);

We do not think ASC 310-10-50-7(b) is applicable because all of our financing receivables past due 90 days or more are not accruing.

• The recorded investment by credit quality indicator disaggregated by class of financing receivable as required by 310-10-50-29(b);

In response to the Staff’s comment, we have included revised disclosure in Footnote 5.2.

● An age analysis of past due financing receivables at period end as required by ASC 310-10-50-7(a); and

In response to the Staff’s comment, we have included revised disclosure in Footnote 5.1.

• Tell us whether you have any impaired loans for any period presented. If so and to the extent that you have impaired loans in the future, revise your filing to include the disclosures as required by ASC 310-10-50-14A and 310-10-50-15.

There is no impaired loan as of December 31, 2011, 2010 and nine months ended September 30, 2012, hence, disclosure required by ASC 310-10-50-14A and 310-10-50-15 were not included in the financial statements for the respective periods.

Please also revise your footnote disclosures in interim financial statements to incorporate these required disclosures.

We have revised the footnotes disclosure in the interim financial statements accordingly.

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We thank the Staff in advance for its consideration of the the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Benjamin Reichel, Esq. at (212) 370-1300.

Very truly yours,

/s/ Mr. Huichun Qin
Mr. Huichun Qin